Mail Stop 3561

April 26, 2006

Jerry Kroll, Chief Executive Officer
Naturally Advanced Technologies Inc.
1307 Venables Street
Vancouver, British Columbia
Canada V5L 2G1

> **Re: Naturally Advanced Technologies Inc. (f/k/a Hemptown Clothing Inc.)**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2005,**
> **June 30, 2005, and September 30, 2005**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **File No. 0-50367**

Dear Mr. Kroll:

We have reviewed your draft response dated February 9, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 in our letter dated December 30, 2005. However, we also note that you submitted a report on Form 6-K on February 9, 2006 while previously and subsequently you used domestic reporting forms. Please tell us why you made that submission on Form 6-K and whether you intend in the future to continue to report within the system applying to U.S. domestic small businesses.

2. Also, with respect to your response to comment 1 in our letter dated December 30, 2005, in future filings please clarify your status as a foreign private issuer and explain in layman's terms the specific ways in which this impacts your reporting obligations.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Management's Discussion and Analysis or Plan of Operation, page 27

Off-Balance Sheet Arrangements, page 33

3. We have reviewed your response to prior comment 11 in our letter dated December 30, 2006 and are unable to agree with your conclusion. Further, based upon our review of your agreement for collaborative research with the National Research Council of Canada, it appears that your commitments under this agreement may require you to consolidate the activities as the primary beneficiary if you are expected to absorb the majority of the losses associated with this agreement. If you believe that the National Research Council of Canada agreement/obligation is not a variable interest entity subject to the requirements of FASB Interpretation 46(R), please provide us a detailed analysis supporting your position.

Financial Statements, page 34

Auditors' Report, page 36

4. We note that in response to comment 12 in our letter dated December 30, 2006, you intend to include in an amended filing the report of Moore Stephens Ellis Foster Ltd. for their audit of the December 31, 2003 financial statements. Therefore, it does not appear necessary for your current auditors to reference the "reports of other auditors" and the fairness of the financial statements for the year ended December 31, 2003 in the opinion paragraph of their audit report dated February 18, 2005. Please request your current auditors to revise their report accordingly.

Consolidated Balance Sheets, page 37

5. We have reviewed your response to comment 15 in our letter dated December 30, 2006 and are unable to agree with your conclusion. Therefore, we reissue that comment 15. In this regard, we note your revised disclosure at page 26 indicates that on January 28, 2004 you entered into agreements to settle the outstanding amounts related to a loan and legal services rendered. Based on the revised disclosure, it appears that you did not initially enter into the arrangements for the loan and for the legal services with the understanding that they would be settled

through the issuance of stock. Also, because you entered into the settlement agreements subsequent to the balance sheet date, it does not appear appropriate to report the $200,000 balance as a component of shareholders' equity at December 31, 2003.

Exhibits 31.1 and 31.2

6. Please refer to comment 19 in our letter dated December 30, 2005. It does not appear you provided us with draft copies of the revised certifications.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2005

Financial Statements

7. We have reviewed your response to comment 21 in our letter dated December 30, 2006 and note that you removed the $975,469 gain originally recorded on the sale of 1,300,000 shares of Crailar Fiber Technologies Inc. and accounted for the sale as a capital transaction. Please further revise your financial statements to identify the applicable columns as "restated." Also, revise the related discussions throughout your Management's Discussion and Analysis to identify properly the restated financial statement figures. Remove any references in your Management's Discussion and Analysis section to the gain you originally recorded in connection with the change in ownership of your subsidiary.

Form 10-QSB for Fiscal Quarter Ended June 30, 2005
Form 10-QSB for Fiscal Quarter Ended March 31, 2005

8. Please revise to comply with the above comments as appropriate.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

9. Please revise to comply with the above comments as applicable.

* * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Jerry Kroll, Chief Executive Officer
Naturally Advanced Technologies Inc.
April 26, 2006
Page 4

You may contact Regina Balderas at (202) 551-3722, or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact David Mittelman, Legal Branch Chief, at (202) 551-3214, or me, at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas J. Deutsch
        FAX: (604) 685-7084